Exhibit 99.1

PRESS RELEASE

Sanofi Appoints Olivier Brandicourt as Chief Executive Officer

- Tenure as CEO will commence on April 2, 2015 -

Paris - February 19, 2015 - The Board of Directors unanimously appointed Olivier Brandicourt as Chief Executive Officer of Sanofi.

Olivier Brandicourt has 28 years of global experience in the pharmaceutical industry, most recently as Chairman of the Board of Management of Bayer HealthCare AG and member of the Executive Council of Bayer AG. Previously, Brandicourt held numerous positions of increasing responsibility within major global pharmaceutical groups, such as Parke-Davis/Warner-Lambert and Pfizer. Notably, Brandicourt served as a member of Pfizer’s global Executive Leadership Team from 2010 - 2013.

A physician by training, Olivier Brandicourt’s career includes several senior positions in Europe, Canada and the United States. As the head of various key healthcare divisions, he has a broad range of expertise and knowledge of the pharmaceutical industry and has led the launch of numerous new medicines and the completion of strategic acquisitions and integrations.

Serge Weinberg, Chairman of the Board of Directors, Sanofi said, “Sanofi undertook a rigorous selection process to identify the right person to lead Sanofi forward at an important time for our company. I am very pleased that Olivier Brandicourt will be the next chief executive officer of Sanofi. Olivier Brandicourt’s strong experience combined with his international profile, deep knowledge of U.S. and emerging healthcare markets, and his capability to unite teams will provide new dynamism to Sanofi’s strategy of diversification and innovation.”

In agreement with his former employer, Brandicourt will take up his new duties on April 2, 2015.

Sanofi Forward Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates, the absence of guarantee that the product candidates if approved will be commercially successful, the future approval and commercial success of therapeutic alternatives, the Group’s ability to benefit from external growth opportunities, trends in exchange rates and prevailing interest rates, the impact of cost containment policies and subsequent changes thereto, the average number of shares outstanding as well as those discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary

Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2013. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.

Contacts:

Media Relations Gregory Miley Tel.: + (33) 1 53 77 46 46 MR@sanofi.com	Investor Relations Sébastien Martel Tel.: + (33) 1 53 77 45 45 ir@sanofi.com

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